August 12, 2009

VIA EDGAR AND OVERNIGHT MAIL

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Aon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 2, 2009
Definitive Proxy Filed April 3, 2009
File No. 001-07933

Dear Mr. Rosenberg:

On behalf of Aon Corporation (“Aon” or the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission as set forth in the letter dated July 29, 2009 to Christa Davies with respect to the above-referenced filings.

For clarity and ease of review by the Staff, in each of our numbered responses below we have restated the full text of each of the Staff’s comments immediately before the text of our related response.

Form 10-K for the Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24.

1.              With respect to your Level 2 Investments disclosed on page 118, please provide a general description of the valuation techniques or models you used with regard to your material assets and liabilities.  Describe any material changes you made during the reporting period to those techniques or models, why you made them, and, to the extent possible, the quantitative effect of those changes.

The Company notes the Staff’s comments and will revise our future filings accordingly.  The Company supplementally advises the Staff that it has revised its Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosures beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the “Second Quarter 10-Q”) with regard to its investments, the underlying valuation techniques and other pertinent liquidity related disclosures.  Such disclosures are contained under the caption, “FINANCIAL CONDITION AND LIQUIDITY - Financial Condition” beginning on page 49.  Attached as Exhibit A are the comparable disclosures as of December 31, 2008.  The Company does not plan to restate its Annual Report on Form 10-K for the year ended December 31, 2008, but is providing this Exhibit to the Staff for informational purposes.

Specifically, in response to your question, the vast majority of our $2.4 billion Level 2 investments are money market funds, $2.3 billion at December 31, 2008.  Money market funds are carried at cost as an approximation of fair value.  Based on market convention, we consider cost a practical and expedient measure of fair value. During the reporting period, we have made no changes to our valuation techniques or models.

2.  With respect to your Level 2 Investments disclosed on page 118, please provide discussion of how you validate the techniques or models you use.  Discuss whether and how often you calibrate the technique or models to market, back-test, or otherwise validate it.

We note the Staff’s comments and respectfully advise the Staff that due to the fact that the majority of our Level 2 investments at December 31, 2008 are money market funds carried at cost as an approximation of fair value, we have not used any valuation techniques or models that need to be calibrated, back-tested or otherwise validated.

3.  Discuss how increases and decreases in the aggregate fair value of your assets may affect your liquidity and capital resources.

We note the Staff’s comments and respectfully advise the Staff that the majority of our assets carried at fair value are money market funds which are carried at cost as an approximation of fair value, and as such, the fair value of these investments generally does not change and will not have any significant impact on our liquidity and capital resources.

4.     Disclose the significant judgments you made in classifying a particular financial instrument in the fair value hierarchy.

The Company respectfully advises the Staff that as noted in our response to Comment 3 above, the Company invests predominantly in highly liquid, highly rated money market funds.  The Company actively buys and sells money market funds on a daily basis, but does not transact every holding each day.  The Company has determined that cost is a practical and expedient measure of a money market fund’s exit price and that cost is the relevant pricing information generated from a market transaction for an identical asset.  Based on this assessment, the Company has currently classified money market funds as Level 2 items in the fair value hierarchy.

5.     Disclose the criteria you used to determine whether the market for a financial instrument is active or inactive (i.e., illiquid).

We note the Staff’s comments and respectfully advise the Staff that, as noted in our response to Comment 3 above, the majority of our assets carried at fair value are money market funds which are carried at cost as an approximation of fair value.  We actively trade money market funds on a daily basis and therefore have direct insight into market liquidity.

6.     Disclose which financial instruments are affected by the lack of market liquidity (i.e. inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments.

We note the Staff’s comments and supplementally advise the Staff that as noted in our response to Comment 3 above, the majority of our assets that are carried at fair value are money market funds which are carried at cost as an approximation of fair value.  Our money market funds are held throughout the world with various financial institutions.  In addition, some of our fiduciary assets are held in money market funds.  Fiduciary assets, because of their nature and applicable regulations, are required to be invested with highly rated, credit worthy financial institutions and in highly liquid investments. We do not believe that there are any market liquidity issues affecting the fair value of these investments.

Item 8.  Financial Statements and Supplementary Data

16.       Fair Value, page 117

7.  Please revise to include a reconciliation of the short-term investments of $2,410,000,000 shown herein to the $684,000,000 amount presented on your Consolidated Statements of Financial Position with explanation of significant reconciling items.

We note the Staff’s comments and supplementally advise the Staff that the money market funds and highly liquid debt securities of $2,410 million shown in the table on page 118 are included in three different captions on our Consolidated Statements of Financial Position — $1 million is included within Cash and cash equivalents, $683 million is classified as Short-term investments, and $1,726 million is included as part of Fiduciary assets.  Beginning with the Second Quarter 10-Q, the Company has revised the table included in Footnote 16 — Fair Value to clarify the amount and location in the Consolidated

Statements of Financial Position of money market funds and highly liquid debt securities.

DEF 14A

Executive Compensation

Compensation Discussion and Analysis

Determination of Actual Bonuses, page 35

8      In the discussion of “Bonus Pool Funding” you have stated that the actual 2008 bonuses are determined by the Committee in its sole discretion.  On page 36 you state that the Committee “considered objective and subjective criteria regarding each executive’s individual performance,” that for Ms. Davies the Committee considered “her individual performance, her contributions to the company’s strong performance, and the contractual guarantee set forth in her employment agreement,” and that for Mr. Case the Committee “considered its assessment of his individual performance and his contribution to the financial performance of the Company” as well as other intangible factors.  This discussion does not explain how the Compensation Committee exercised its discretion.  For example:

a.              What objective and subjective criteria were considered for each Named Executive Officer;

b.              To the extent that an assessment of an individual’s performance was considered, the assessment should be discussed; and

c.               To the extent that an individual’s contributions to the company’s performance were considered, the contributions should be identified.

Please provide us with proposed disclosure for your 2009 proxy statement which addresses these issues.

On pages 35 and 36 of the proxy statement for the 2009 annual meeting of stockholders (the “2009 Proxy Statement”), we provided that the actual bonuses of our named executive officers resulted from the exercise of negative discretion by the Organization and Compensation Committee (the “Committee”) of the Company’s board of directors.  We provided that the Committee considered the bonus allocated uniformly based on the funding formula as well as objective and subjective criteria regarding each executive’s individual performance.

The Company acknowledges the Staff’s comment, and will include the requested disclosure in its proxy statement for the 2010 annual meeting of stockholders and other future filings.  In particular, we will provide discussion and analysis of each factor, both objective and subjective, relating to an individual’s performance considered material by the Organization and Compensation Committee (the

“Committee”) of the Company’s board of directors in making bonus decisions with respect to the named executive officers.  We will also provide discussion and analysis of the reasons such material factors were considered and, to the extent an assessment of an individual’s performance was considered, the assessment will be discussed and the contributions identified.  Lastly, where applicable, we will add disclosure to better clarify circumstances in which compensation is paid as a result of a subjective determination by the Committee not based on any material individual performance factors.

Certain Relationships and Related Transactions, page 99

9.  We note that you reference certain contractual agreements between Aon and two aircraft leasing companies affiliated with Mr. Patrick Ryan.  Please file the agreement with each of Global Leasing, Inc. and 17AN Leasing LLC pursuant to Item 601(b)(10) of Regulation S-K.

As discussed in the Company’s 2009 Proxy Statement under the caption “Certain Relationships and Related Transactions - Related Party Transactions,” the Company was previously a party to dry leases entered into with two aircraft leasing companies affiliated with Patrick G. Ryan.  As disclosed in the proxy statement, these arrangements were terminated by the Company in first quarter 2009.  For the duration of these arrangements, the Company considered them to be “not made in the ordinary course of business,” as well as immaterial to the Company, which placed them outside the scope of the filing requirements of Item 601(b)(10) of Regulation S-K.

We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further supplemental information, or would like to discuss any of the matters covered by this letter, please do not hesitate to contact me at (312) 381-5110, Christa Davies at (312) 381-3095 or Jennifer L. Kraft at (312) 381-5115.

Very truly yours,

/s/ Richard E. Barry

Richard E. Barry
Vice President and Deputy General Counsel

Exhibit A

Annual Report on Form 10-K for the year ended December 31, 2008

Item 7.      Management’s Discussion and Analysis of Financial Condition and Results of Operations

FINANCIAL CONDITION AND LIQUIDITY

Financial Condition

In our capacity as an insurance broker or agent, we collect premiums from insureds and, after deducting our commission, remit the premiums to the respective insurance underwriter.  We also collect claims or refunds from underwriters on behalf of insureds.  Unremitted insurance premiums and claims are held by us in a fiduciary capacity.  Fiduciary assets, because of their nature, are required to be invested in highly liquid securities with highly-rated, credit-worthy financial institutions.

In our consolidated statements of financial position, the amounts we report for fiduciary assets and fiduciary liabilities are equal.  Our fiduciary assets include cash and investments of $3.2 billion and $3.1 billion at December 31, 2008 and 2007, respectively, and fiduciary receivables of $7.5 billion and $6.4 billion at December 31, 2008 and 2007, respectively.

As disclosed in Note 16 to our consolidated financial statements, the majority of our investments carried at fair value are money market funds whose fair values are categorized as Level 2.  Money market funds are carried at cost as an approximation of fair value because quoted market prices are not available for these investments.  Based on market convention, we consider cost a practical and expedient measure of fair value.  These money market funds are held throughout the world with various financial institutions.  We do not believe that there are any market liquidity issues affecting the fair value of these investments.

As of December 31, 2008, our investments in money market funds and highly liquid debt instruments had a fair value of $2.4 billion and are classified as cash equivalents, short-term investments or fiduciary assets in the consolidated statements of financial condition depending on their nature and initial maturity.

The following table summarizes our fiduciary assets and non-fiduciary cash and investments as of December 31, 2008 (in millions):

	Balance Sheet Classification
	Cash and Cash	Short-term	Fiduciary
Asset Type	Equivalents	Investments	Assets	Investments	Total
Certificates of deposit, bank deposits or time deposits	$581		$1,452		$2,033

Money market funds		683	1,649		2,332

Highly liquid debt securities	1		77		78

Other investments		1		332	333

Cash and investments	582	684	3,178		4,776

Fiduciary receivables			7,500		7,500

Total	$582	$684	$10,678		$12,276

We did not hold any investments categorized as Level 1 during 2008.

Our investments categorized as Level 3 are valued using internally developed models with unobservable inputs and represent a small portion of our portfolio.